Exhibit 1

   [LOGO]  SCHIFFHARDIN LLP           6600 Sears Tower
                                      Chicago, Illinois 60606
                                      t. 312-258-5500
                                      f. 312-258-5560
                                      www.schiffhardin.com

   Christopher J. Zinski
   Direct Dial: (312) 258-5548
   E-Mail: czinski@schiffhardin.com

                                      June 1, 2005


   BY FACSIMILE AND FEDERAL EXPRESS
   --------------------------------


   Peter C. Underwood, Esq.
   Foley & Lardner LLP
   777 East Wisconsin Avenue
   Milwaukee, Wisconsin  53202-5306

   Dear Mr. Underwood:

             You will find enclosed for your reference a draft complaint that our clients, Messrs. Douglas M. Kratz and Perry B. Hansen and Spence Limited, L.P., have directed us to prepare. As you will see, the complaint is brought on behalf of shareholders of Ridgestone Financial Services, Inc. to address breaches of fiduciary duties by Ridgestone's Board of Directors. While the complaint's allegations should be self explanatory, we note as follows concerning its background:

        * As is set forth in the complaint, Messrs. Kratz and Hansen collectively own 9.86 percent of the outstanding common stock of Ridgestone. By letter dated 21 March 2005, Mr. Kratz expressed his concerns to the Board of Directors of Ridgestone regarding the company's poor financial performance, the Board's steps to entrench management through the adoption of the poison pill plan and the Board's award of excessive compensation benefits to Mr. Paul Menzel and other senior officers.

        * As your client should know, the concerns expressed by Messrs. Kratz and Hansen about Ridgestone's financial performance and the Board's conduct are shared by many other large shareholders as well. As you will see, Spence Limited (which presently owns approximately 4.96 percent of Ridgestone's stock) also intends to serve as a plaintiff should this matter proceed further. In addition, Riggs Qualified Partners, LLC and Mr. Philip J. Timyan, which collectively own 6.1 percent of the outstanding common stock of Ridgestone, expressed concerns similar to those raised by Messrs. Kratz and Hansen in a 16 March 2005 Schedule 13D filing in which they noted that "...the rights plan only serves to further entrench a management team that has not adequately succeeded in maximizing shareholder value."

        * Ridgestone's Board of Directors has not responded to the concerns of its shareholders. Indeed the Board has done the exact opposite of what a responsible board of directors should be doing under these circumstances. The Board has taken steps to exit the SEC's reporting system, thus depriving shareholders of public disclosures concerning Ridgestone's deteriorating financial condition. Moreover, the Board's adoption of the poison pill plan deters business combination proposals that can maximize shareholder value.

        As explained in the draft complaint, the current Board of Directors of Ridgestone is not fulfilling its fiduciary duties. While our clients could have directed us to file the complaint without giving the Board of Directors advance notice of their intent, and would have been justified in doing so, they wanted to give the Board a final opportunity to take action that benefits all shareholders. Accordingly, our clients are willing to avoid filing the complaint if, by June 10, 2005, the Board of Directors (a) appoints Messrs. Kratz, Hansen and a third individual selected by Messrs. Kratz and Hansen to the Board of Directors for terms expiring in 2008, 2007 and 2006, respectively, and (b) redeems the poison pill plan. The identity of the third individual will be disclosed to the Board along with the individual's biography in the coming days.

        Our clients believe that their addition to the Board and redemption of the poison pill plan will be embraced by a majority of Ridgestone's shareholders. The decision about the company's future rests in the hands of the Board of Directors.

                                      Sincerely,



                                      Christopher J. Zinski
   CJZ:pk

   cc:  Douglas M. Kratz
        Perry B. Hansen
        John Spence